Exhibit 9(i)

VOTING AGREEMENT

This agreement made to be effective the 29th day of February, 2004, by and between Patrick L. Martin (“Martin”) and Atmospheric Glow Technologies, LLC, (“LLC”) collectively the holders of all of the Class B Common Shares of Atmospheric Glow Technologies, Inc. (“AGT, INC”).

RECITALS

A. WHEREAS, Martin is the owner of 250,000 shares of the Class B Common Shares of AGT, Inc. and LLC is the owner of 500,000 shares of the Class B Common Shares of AGT, Inc.;

B. WHEREAS, the parties to this agreement desire to combine their votes as shareholders in the election of members of the board of directors of AGT, Inc. as set forth herein for a period of time in order to obtain more effective representation of their interests in AGT, Inc.; and

C. WHEREAS, the parties desire to establish their mutual rights and obligations hereunder with respect to such votes;

NOW, THEREFORE, for and in consideration of the mutual covenants and promises hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	VOTING:

(a) Beginning March 1, 2004 and continuing until March 1, 2007, regarding the election of directors of AGT, Inc., Martin and LLC agree to vote their Class B Common Shares of AGT, Inc. such that they will cause to be elected to the Board of Directors of AGT, Inc. the following number of designees of each of Martin and LLC, depending upon the number of directors serving on the Board of Directors of AGT, Inc. and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT, Inc.:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By LLC	Number of Directors To Be Designated By Martin

8 or 9	6	5	1

7	5	4	1

6	4	3	1

4 or 5	3	2	1

In addition, LLC agrees that, during the three year period two of their designees will be Kimberly Kelly-Wintenberg and Thomas W. Reddoch so long as such persons are willing and able to do so.

(b) After March 1, 2007, LLC and Martin agree to vote their Class B Common Shares of AGT, Inc. such that they will cause to be elected to the Board of Directors of AGT, Inc. the following number of designees of each of Martin and LLC, depending upon the number of directors serving on the Board of Directors of AGT, Inc. and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT, Inc.:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By LLC	Number of Directors To Be Designated By Martin

8 or 9	6	4	2

7	5	3	2

6	4	3	1

4 or 5	3	2	1

(c) LLC and Martin will deliver their designations in writing prior to the vote. Absent a designation by any party, shares shall be voted to maintain the status quo on the Board of Directors.

(d) All the shares of the Class B Common Shares of AGT, Inc. owned by the parties, together with any additional shares Class B Common Shares acquired in any manner by any one or more of them, shall be voted as provided herein as if such shares were held in a single certificate representing a block of shares in the election of the directors of the corporation.

(e) The parties to this agreement agree not to attend any meeting of the holders of stock in the Corporation unless both Martin and LLC are able to be present, in person or by proxy, at such meeting.

2. LIMITATION ON AGREEMENT: This agreement shall extend only to the election of directors of AGT, Inc. in which the holders of Class B Common Shares of the Corporation have the right to vote. The provisions of this Agreement apply only to votes of the parties for directors of AGT, Inc. and not as to any other vote by a party hereto in the capacity of director or otherwise.

3. CONDITION ON STOCK CERTIFICATE: Upon request, each Class B Common Share stock certificate now or subsequently issued to the parties to this agreement, their heirs, personal representatives, successors and/or assigns, shall be endorsed with the following statement:

“The securities represented by this Certificate are subject to a voting agreement, a copy of which is on file with the Secretary of the Corporation.”

4. TERMINATION OF AGREEMENT: This agreement will terminate on upon the unanimous written agreement of the parties.

5. ADDITIONAL SHARES: This Agreement shall apply to the Class B Common Shares currently registered in the name of each party hereto together with any additional Class B Common Shares acquired in any manner by any one or more of them.

6. APPLICABLE LAW & ENFORCEMENT: This Agreement shall be interpreted under, and construed in accordance with, the laws of the State of Tennessee. Each party shall be entitled to specifically enforce this Agreement and may further seek any relief provided at law or equity, including injunctive relief where available. The prevailing party in such action shall be entitled to recover all of their costs to enforce this Agreement, including a reasonable attorney’s fee.

7. SEVERABILITY: Should any provision of this Agreement be determined to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such invalidity, illegality or unenforceability shall not affect the remaining provisions of this Agreement, which shall remain in full force and of full effect.

8. AMENDMENT: This Agreement may be amended or extended only by an instrument signed by all parties hereto and this requirement may not be orally waived. No party shall withdraw from this Agreement, nor withdraw Class B Common Shares from being bound hereby, except by an instrument signed by all parties hereto.

9. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be one and the same instrument.

In witness, the undersigned parties have executed this agreement the day and year first written above.

/s/ Patrick L. Martin	Atmospheric Glow Technologies, LLC
Patrick L. Martin	By:	/s/ Kimberly Kelly-Wintenberg
Chief Manager

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